Eugene Melnyk
199 Bay Street
Suite 5300
Toronto, ON M5L 1B9
May 8, 2008
Laurence E. Paul, M.D.
Lloyd Segal
Dr. Douglas J.P. Squires
Michael R. Van Every
William M. Wells
c/o Biovail Corporation
7150 Mississauga Road
Mississauga, ON L5N 8M5
Dear Sirs:
     I was astonished to learn on Monday, April 21 of the Board’s decision to appoint Bill Wells as Chief Executive Officer on the eve of the upcoming shareholder referendum on the make up of the Biovail Board and management.
     My astonishment was increased dramatically when I had an opportunity to review Mr. Wells’ employment agreement that was publicly filed on Tuesday, April 22. To saddle the shareholders of Biovail, including me as the largest shareholder of Biovail, with the expenses associated with Mr. Wells’ contract before the shareholders of Biovail have an opportunity to vote on the future direction of the Company, is totally irresponsible.
     Under the contract you have approved, if the dissident slate is elected, as I expect it will be, Mr. Wells will get, unless set aside, among other things, an immediate payment of US$3,440,000 or approximately US$90,000 per working day from May 1, 2008 to June 25, 2008. How can this be an appropriate use of corporate funds? How could the Board find it so necessary to enter into this agreement with Mr. Wells when he was unemployed? How could the Board commit to these payments as of May 1, 2008 when Mr. Wells was not legally entitled to commence work under Barbados law anywhere near May 1, 2008? What burning decisions have to be made in Barbados between now and June 25, 2008? While the Board is expected to continue to discharge its duties during this period, it must take into account the upcoming shareholders’ meeting.
     The Board appointed Mr. Wells as Chief Executive Officer without, as far as I can see, conducting a proper search for a new leader, either internally or externally. This is the case despite the potential conflict of interest inherent in Mr. Wells being the Chairman of the Compensation, Nominating and Corporate Governance Committee. Most remarkable though, is that the Board would select Mr. Wells, who has no experience in the pharmaceutical industry, to be Chief Executive Officer of the Company.
     In its most recent Form 20-F, the Compensation, Nominating and Corporate Governance Committee, led by Mr. Wells, identified thirteen companies comparable to Biovail for the purposes of assessing executive compensation. Its worth noting that among these same thirteen companies, only one has a Chief Executive Officer who lacked a specialized pharmaceutical, regulatory or scientific background prior to his appointment as Chief Executive Officer, and in that one case the Chief Executive Officer had served as a consultant for the previous seven years.
     Furthermore, I was troubled to hear from Wendy Kelley, General Counsel of the Company, on the date of Mr. Wells’ appointment that the Company had agreed to make what can only be described as exorbitant payments to Dr. Squires for him to take on the role of Chairman. I had assumed that no lump-sum severance payments would be made to Dr. Squires upon his stepping down as Chief Executive Officer to continue in another role — Chairman — that he was already undertaking.
     Having reviewed the Company’s filings relating to Mr. Wells’ appointment as Chief Executive Officer and Dr. Squires’ assumption of the role as Chairman of the Board, I was disturbed to see that there has been no public disclosure surrounding amounts paid or payable to Dr. Squires in connection with his change of roles at the Company.
     I am also very concerned about the circumstances surrounding the entering into of the employment agreements with senior management and the change in control provisions in those agreements. I intend to pursue this matter further.
     I am writing to the Board to advise the Directors that I intend to hold the Directors and management fully accountable and personally responsible for any inappropriate action going forward and for the blatantly improper actions they have already taken.

Yours truly, /s/ Eugene Melnyk Eugene Melnyk

cc:	Wendy Kelley Mark Durham